EXHIBIT 7.2
                                                                     [LOGO]

                                                               NEWS RELEASE

                           [AMGEN NEWS RELEASE LETTERHEAD]


                              AMGEN AMENDS COMMON STOCK
                              PURCHASE RIGHTS AGREEMENT

          Investor Contact:                    Media Contact:
          ----------------                     --------------
          Sarah H. Crampton                    David Kaye
          Director, Investor Relations and     Manager, Product
          Corporate Communications             Communications
          (805) 447-1659                       (805) 447-6692


          FOR IMMEDIATE RELEASE

          THOUSAND OAKS, Calif., February 21, 1995 -- Amgen today announced that its Board of Directors has adopted amendments to its Common Stock Purchase Rights Agreement. The amendments are effective immediately.

          The amendment reduces from 15 percent to 10 percent the stock ownership threshold at which the rights "flip-in". Once the "flip-in" provision is triggered, current stockholders have the right to buy Amgen stock at one-half the market price. As amended, the rights, which are not currently exercisable, would become exercisable only if a person or group acquires 10 percent or more of Amgen's stock or announces a tender offer for 10 percent or more of its stock. Currently no stockholder owns more than 5 percent of Amgen's stock.

          The second amendment eliminates the Board's authority to redeem the rights once a person or group acquires 10 percent or more of Amgen stock. Therefore, the rights will now become automatically exercisable upon the future acquisition of 10 percent or more of Amgen's stock by any person or group. Prior to the amendment, the rights could be redeemed during the 20 day period following a person or group crossing the relevant threshold.

          The Rights Agreement is not being amended in response to any specific effort to acquire control of Amgen. Rather, the amended Rights Agreement is intended to ensure that all Amgen stockholders receive fair and equal treatment in the event of any proposed takeover of Amgen. It also guards against partial tender offers, open market accumulations of 10 percent or more, and other abusive tactics to gain control of Amgen without negotiating with the Board of Directors.


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          AMGEN AMENDS COMMON STOCK PURCHASE RIGHTS AGREEMENT
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          "Although we have received no overtures concerning an
          acquisition, given the recurrent takeover rumors involving Amgen and the recent volatility of the stock caused by such rumors, the Board of Directors believes that the amendments will enhance the ability of the Board to protect stockholder value. The Board of Directors today also reaffirmed its earlier determination that the best way to deliver stockholder value is for Amgen to pursue its long-term business plan as an independent entity," said Gordon M. Binder, chairman of the board and chief executive officer of Amgen.

          Amgen (NASDAQ:AMGN) is a global biotechnology company that discovers, develops, manufactures and markets human therapeutics based on advanced cellular and molecular biology.

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